SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                          NETLIVE COMMUNICATIONS, INC.
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                    641142104
                                 (CUSIP Number)

                             R. Andrew Lee, Trustee
          NetLive Communications, Inc. Performance Share Program Trust
                            22 North Sheppard Street
                            Richmond, Virginia 23221
                                 (804) 935-4824

                                 with a copy to:

                            Arthur E. Cirulnick, Esq.
                              Tucker, Flyer & Lewis
                           a professional corporation
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 13, 1998
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

CUSIP No.  641142104                                           Page 2 of 6 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         NetLive Communications, Inc. Performance Share Program Trust

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         SC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        0 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           0 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    0 shares

                           10.      Shared Dispositive Power
                                    0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         0 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         0.0 %

14.      Type of Reporting Person

         OO

CUSIP No.  641142104                                           Page 3 of 6 Pages
                                       13D

1.       Names of Reporting Persons
         Identification No. of Above Persons (Entities only)

         R. Andrew Lee

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       Source of Funds

         SC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         United States

NUMBER OF SHARES           7.       Sole Voting Power
BENEFICIALLY                        0 shares
OWNED BY
EACH                       8.       Shared Voting Power
REPORTING                           0 shares
PERSON
WITH                       9.       Sole Dispositive Power
                                    0 shares

                           10.      Shared Dispositive Power
                                    0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         0 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         0.0%

14.      Type of Reporting Person

         IN

         This Amendment No. 1 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by NetLive Communications, Inc. Performance Share Program Trust (the "Trust") and R. Andrew Lee, the trustee for the Trust relating to the Common Stock, par value $.0001 per share (the "Common Stock"), of NetLive Communications, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 2.  Identity and Background.

         Item 2 is hereby amended and supplemented by deleting the information set forth therein in its entirety and substituting in lieu thereof the following:

         (a), (b), (c), (f) This statement is filed on behalf of NetLive Communications, Inc. Performance Share Trust (the "Trust") and Mr. R. Andrew Lee, the trustee for the Trust. The Trust is a recently formed trust that has not conducted business other than in connection with the transactions described herein. Both the Trust's principal address and Mr. Lee's address are 22 North Sheppard Street, Richmond, Virginia 23221

         (d), (e) During the last five years, neither the Trust nor Mr. Lee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and supplemented by adding the following thereto:

         From February 1997 to May 1998, the Issuer indicated to the Trust that it had granted to certain employees (the "Participants") 23,467 shares of Common Stock pursuant to the terms of the Plan. Following instructions from the Participants and pursuant to the terms of the Plan, from June 6, 1998 to June 17, 1998, the Trust sold 24,000 shares of Common Stock to pay withholding taxes on the shares of Common Stock granted and to be distributed to the Participants of the Issuer pursuant to the Plan and to pay administrative costs associated with such sale and with maintaining the Trust. On September 16, 1998 and September 18, 1998, the Trust sold an additional 6,500 shares of Common Stock to pay for administrative costs.

         On October 9, 1998, the Trust distributed to the Participants 12,718 shares in the aggregate pursuant to the terms of the Plan and the Trust Agreement and delivered to the Issuer 3,780 shares to satisfy the withholding obligations for one Participant.

         On October 13, 1998, the Issuer delivered to the Trust a letter representing that there were no more participants eligible to receive shares of Common Stock from the Trust and instructing the trustee of the Trust to terminate the Trust and convey the remaining shares of Common Stock in the Trust to the Issuer. On October 13, 1998, the Trust delivered to the Issuer

253,002 shares of Common Stock that were remaining in the Trust, and the Trust was terminated.

Item 5.  Interest in Securities of the Issuer.

         (a), (b) The Trust beneficially owns no shares of Common Stock. The Trust and Mr. Lee do not have any voting power with respect to shares of Common Stock of the Issuer. Mr. Lee disclaims any beneficial ownership of shares of Common Stock of the Issuer.

         (c) On September 16, 1998, the Trust sold 5,000 shares of Common Stock for $0.96 per share, in a transaction effectuated through a broker pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). On September 18, 1998, the Trust sold 1,500 shares of Common Stock for $0.93 per share, in a transaction effectuated through a broker pursuant to Rule 144 of the Securities Act.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 1.

Item 7.   Material to be Filed as Exhibits.

None

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  October 20, 1998


                                          NETLIVE COMMUNICATIONS, INC.
                                          PERFORMANCE SHARE PROGRAM TRUST


                                          /s/ R. Andrew Lee
                                          By:  R. Andrew Lee, Trustee



                                          /s/ R. Andrew Lee
                                          R. Andrew Lee